JOHN T. BRADLEY

949.622.2742 telephone

949.622.2739 facsimile

john.bradley@troutmansanders.com

TROUTMAN SANDERS LLP

Attorneys at Law

5 Park Plaza, Suite 1400

Irvine, CA  92614-2545

949.622.2700 telephone

troutmansanders.com

March 29, 2013

VIA FEDEX AND
EDGAR CORRESPONDENCE

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:

SQN AIF IV, L.P.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 15, 2013
File No. 333-184550

Dear Ms. Long:

This letter responds to the comment in your letter dated March 27, 2013 relating to SQN AIF IV, L.P. (the “Company”), a copy of which letter is enclosed for your convenience. We have reproduced below in bold font your comment set forth in your letter of March 27, 2013, together with the Company’s response in regular font immediately following the reproduced comment.

Supplemental Sales Material, page 100

1.

Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

On behalf of the Company, please be advised that the Company (a) has not yet utilized any sales material in connection with the offering, (b) will not use any sales material until the offering is declared effective, and (c) will, prior to its use, submit for review all sales material to the Staff of the Securities and Exchange Commission, as required by the applicable rules and regulations of the Commission.

ATLANTA    BEIJING    CHICAGO    HONG KONG    NEW YORK    NORFOLK   ORANGE COUNTY   PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

Ms. Pamela Long
Securities and Exchange Commission
March 29, 2013

We trust that the foregoing is responsive to your comment in your letter dated March 27, 2013. If you have any questions, please call me at (949) 622-2742 or my colleague Rushika Kumararatne, Esq. at (949) 622-2751.

Sincerely yours,

/s/ John T. Bradley

John T. Bradley

cc:	Sherry Haywood, Esq. Craig Slivka, Esq. Jeremiah J. Silkowski (via email) Rushika Kumararatne, Esq. (via email)